Galea Life Sciences
                        10151 University Blvd. Suite 508
                                Orlando, FL 32817
                                  877-576-8872



January 7, 2011

US Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

      Re:    Galea Life Sciences Inc.
             Registration Statement on Form 10
             Filed September 29, 2009 as amended November 30, 2009 and June 26, 2010 File No. 000-15076

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("Rule 477"), the Company hereby applies for the immediate withdrawal of the above referenced Registration Statement together with all exhibits and amendments thereto. Market conditions make it unfeasible for the company to proceed with the Registration Statement. The Company is not required to be registered under Section 12 of the Act.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

Very Truly Yours,


By:   /s/ Paul Zuromski
      ------------------------------
         Paul Zuromski
         President
         Galea Life Sciences, Inc.